[DATASCENSION LETTERHEAD]

November 19, 2008

VIA EDGAR AND TELEFAX
(202) 772-9210

Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 4561

Re: Datascension, Inc., Form 8-K Filed November 12, 2008, File No. 000-29087

Dear Mr. Kronforst:

We are in receipt of your letter to us, dated November 14, 2008 regarding the Form 8-K we filed on November 12, 2008 (the “8-KSB”). We thank you for taking the time to review the filing and providing your comments. Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we have repeated your comments (bolded) below followed by our responses.

Form 8-K Filed November 12, 2008

Item 4.01 Changes in Registrant’s Certifying Accountant

1. Item 304(a)(1)(ii) of Regulation S-K requires the Company to only address the two most recent years. Amend the Form 8-K to address the required periods.

Form 8-K has been so amended.

2. The audit report in the amended Form 10-KSB/A filed on March 28, 2008, for the period ended December 31, 2006, was dated March 25, 2008. Revise your disclosures in the amended Form 8-K to include the corrected date of the accounting report.

Form 8-K has been so amended.

Mr. Mark Kronforst
November 20, 2008

3. The disclosures in the fourth paragraph indicate the company has authorized Larry O’Donnell, CPA to respond fully to the inquiries of KBL, LLP concerning the subject matter of the “significant deficiencies and material weaknesses.” Please tell us more about these and direct us to where you have disclosed these issues in the past. We note that management concluded that internal controls were effective as of December 31, 2007.

You are correct in noting that management concluded that internal controls were effective. There are no significant deficiencies and material weaknesses, and the referenced sentence has been deleted.

4. Amend the Form 8-K to address whether there have been any disagreements with the former accountant during the subsequent interim period preceding the date of the dismissal. Please note that such disclosure is required by Item 304(a)(1)(iv) of Regulation S-K.

Form 8-K has been so amended.

5. In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

Exhibit 16 letter is so attached.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ D. Scott Kincer

D. Scott Kincer

cc: Jolie Kahn, Esq.